

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Zheng Wei, Ph.D.
Chief Executive Officer
Connect Biopharma Holdings Limited
12265 El Camino Real, Suite 350
San Diego, CA 92130

      Re: Connect Biopharma Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-40212

Dear Zheng Wei:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Steven Chan